Exhibit 99.1

SINGAPORE (June 14, 2024) Karoooo Limited (“Karooooo”) announces filing of Annual Report and update regarding the annual general meeting.

Annual Report and audited consolidated annual financial statements

Shareholders are advised that Karooooo’s Annual Report (Form 20-F), incorporating the audited consolidated annual financial statements for the financial year ended 29 February 2024, on which the Company’s auditors, Ernst & Young LLP, expressed an unqualified audit opinion, are available on the Company’s website at www.karooooo.com.

Update Regarding Annual General Meeting

The annual general meeting of shareholders of Karooooo will be held in accordance with the requirements of the Singapore Companies Act within a period of 6 months from the financial year end. A further announcement will be made on or before 15 July 2024 in this regard.

About Karooooo

Karooooo is a provider of a leading operational IoT SaaS cloud that maximizes the value of operations and workflow data by providing insightful real-time data analytics to thousands of enterprise customers by digitally transforming their operations. The Cartrack (wholly owned by Karooooo) SaaS platform provides customers with differentiated insights and data analytics to optimize their business operations. Cartrack assists customers to sustainably improve workflows, manage field workers, increase efficiency , decrease costs, improve safety, monitor environmental impact, assist with regulatory compliance and manage risk.

Currently there are over 2,000,000 connected vehicles and equipment on the Cartrack cloud.

For more information, visit www.karooooo.com.

Investor Relations Contact IR@karooooo.com

Media Contact media@karooooo.com